FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following was published in the August 17, 2005 "US Airways Today" employee newsletter:

1/US Airways aligns policies with America West

In preparation for its anticipated merger with America West Airlines, US Airways has aligned three of its policies so that the combined carrier will be better able to offer seamless service to its customers when the merger is completed. The changes being announced today are consistent with existing policies at America West and other low-cost airlines.

The following changes are scheduled to take effect Oct. 1, 2005:

1. Children ages 5 to 14 who are traveling as unaccompanied minors will be accepted by US Airways for travel only on nonstop flights. The fee for unaccompanied minor travel will be reduced to $40.

US Airways will make an exception for unaccompanied minors with ticketed reservations made prior to Aug. 17, 2005. They may travel on connecting flights through Nov. 1, 2005. Reservations for unaccompanied minor travel on connecting flights made after Aug. 17, 2005, will be honored through Sept. 30, 2005.

2. Passengers needing supplemental oxygen will no longer be able to purchase it on US Airways flights. However, the airline is working to implement new policies as a result of the FAA's recent approval of Portable Oxygen Concentrators.

3. Live animals will no longer be accepted for travel as checked baggage or cargo. US Airways will make an exception for ticketed reservations made before Aug. 17, 2005, to carry pets as checked baggage, which will be honored through Nov. 1, 2005. The policy change does not apply to the transportation of service animals.

"We have made these policy changes as part of our strategy to simplify the new airline's business while retaining service elements that are important to our customers. These changes are more in line with other low-cost competitors," said Executive Vice President of Operations Al Crellin.

A small number of US Airways customers who already hold reservations for travel after Oct. 1, 2005, will be affected by these policy changes. In order to minimize any inconvenience, beginning today, US Airways will contact all affected customers and assist them in making alternate arrangements.

A Q&A has been prepared to help employees familiarize themselves with these changes and to respond to customers' inquiries. The full Q&A is published on theHub's Merger Update section. Click "Policy Alignment Q&A" under "General Information."

A sampling of frequently asked questions also has been included below:

GENERAL

Q: Why is US Airways making these changes?

A: In anticipation of the proposed merger with America West Airlines, we are changing our policies to be consistent with those already in place at America West.

Q: What policies are changing?

A: US Airways is changing its existing policies regarding the travel of unaccompanied minors, the transportation of live animals in aircraft cargo compartments, and the availability of containerized oxygen in the cabin for passengers.

Q: How many passengers will these changes impact?

A: Each of the changes is expected to impact only a limited number of passengers who have existing reservations.

Q: What is US Airways doing to assist affected customers?

A: US Airways will immediately begin notifying these customers and will assist them in making other arrangements, or in obtaining refunds or credits.

UNACCOMPANIED MINORS

Q: What is changing?

A: US Airways will no longer accept unaccompanied minors on connecting flights, direct (one-stop) flights with no change of plane, and "change of gauge" flights, in which there is a change of aircraft but no change of flight number. This policy change eliminates costly infrastructure and simplifies operations. Fees also are being simplified. The new fee will be $40. Previously, fees ranged from $40 to $90, depending on the destination.

Q: What ages of unaccompanied minors are impacted by this policy change?

A: Unescorted children traveling on nonstop flights may fly as unaccompanied minors if they are between five and 14 years of age.

Q: What if my child is already holding a ticket for a trip after October 1?

A: Unaccompanied minors with ticketed reservations made prior to Aug. 17, 2005, may travel on connecting or direct flights through Nov. 1, 2005. In the meantime, we will accept reservations after Aug. 17, 2005, but travel must be completed by Sept. 30, 2005, for those new bookings. Effective Oct. 1, 2005, new bookings will only be accepted for unaccompanied minors on nonstop flights.

LIVE ANIMALS

Q: What is changing?

A: Live animals will no longer be accepted for travel as checked baggage, PDQ or general cargo effective Oct. 1, 2005. The policy change does not apply to service animals.

Q: Can I still bring my pet with me into the cabin of the aircraft?

A: Yes. Customers on domestic flights may continue to carry specified types of pets, including cats, dogs, birds and tropical fish, provided that are in kennels or other approved containers, subject to certain limits. On any flight, only two animals may travel in Coach and only one animal may travel in First Class. Animal travel is handled on a first-come, first-served basis. The cabin pet fee will be reduced from $100 to $80.

No animals are permitted on transatlantic flights and policies on Caribbean flights vary by country.

Q: What should I do if I have a reservation on US Airways for travel with my pet after Oct. 1?

A: Ticketed reservations made before Aug. 17, 2005, for live animals as checked baggage will be honored through Nov. 1, 2005. US Airways will cancel all reservations for animal travel after that date.

OXYGEN

Q: Will I still be able to purchase oxygen through US Airways?

A: US Airways will no longer arrange to make oxygen available for purchase on US Airways flights after Sept. 30, 2005.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group has filed a Registration Statement on Form S-4 (Registration No. 333-126162), which includes a proxy statement of America West Holdings, and other documents with the Securities and Exchange Commission. The proxy statement/prospectus will be mailed to stockholders of America West Holdings after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain free copies of the registration statement and proxy statement as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION
America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.